Exhibit 99.2

MANAGEMENT DISCUSSION & ANALYSIS OF
FINANCIAL CONDITIONS & RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2012

FORM 51-102F1

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

This Management’s Discussion and Analysis (“MD&A”) is an overview of the activities of SilverCrest Mines Inc. (the “Company” or “SilverCrest”) for the three and nine months ended September 30, 2012. The MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and 2011 and the related notes contained therein which have been prepared under International Financial Reporting Standards (“IFRS”). The following should also be read in conjunction with the audited consolidated financial statements, the related MD&A and Annual Information Form for the year ended December 31, 2011, and all other disclosure documents of the Company. All amounts are stated in United States dollars unless otherwise indicated. Additional information related to the Company is available for view on SEDAR at www.sedar.com and on the Company’s website www.silvercrestmines.com. The date of this MD&A is November 13, 2012. This MD&A contains forward looking information. Reference to the risk factors described in the “Cautionary Statement” on page 18 of this MD&A is advised.

HIGHLIGHTS THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2012

Financial and Operating Highlights:	9mths 2012	Q3 2012
Cash flow from operations (1)	$29,234,692	$10,224,354
Cash flow from operations (1) per share	$0.33	$0.11
Cash operating cost per silver equivalent ounce sold (2)	$7.16	$7.60
Revenues	$52,276,353	$16,694,752
Comprehensive earnings	$17,722,141	$2,213,154
Comprehensive earnings per share - basic	0.20	0.03

Tonnes crushed and loaded on pad	848,533	265,598
Average ore tonnes crushed per day	3,097	2,887

Average silver ore grade (gpt) loaded on pad	43.72	48.41
Average gold ore grade (gpt) loaded on pad	1.44	1.37

Silver ounces sold	416,598	152,088
Gold ounces sold	26,390	7,923

 (1) Cash flow from operations before changes in working capital items and income taxes.

(2) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates. (Refer to NON-IFRS Performance Measures section).

OTHER THIRD QUARTER HIGHLIGHTS

Santa Elena

●
Phase II leach pad construction was completed on schedule and on budget and will accommodate approximately 1.8 million tonnes of ore. This new pad is being loaded with high grade material from the open pit and will be the first leached material to be retreated in the conventional mill.

●	The decline ramp advanced to 740 metres including muck bays, sumps and ventilation.

●
Three drills continued the exploration and development drilling for in-pit reserve confirmation, underground reserve delineation and geotechnical engineering as well as testing the deep extensions of the Santa Elena ore deposit.

La Joya Project

●
Announced the results of a further 26 holes from the Phase II planned 100-hole drill program at La Joya. Drilling to date has successfully extended the Main Mineralized Trend (“Trend”) beyond the area containing the current Inferred Resource of 101.9 million ounces silver equivalent. Drilling and surface sampling has now extended the Trend to approximately 2.5 kilometres with an average width of approximately 700 metres.

Corporate

●
SilverCrest’s common shares commenced trading on the NYSE MKT on August 27, 2012, under the trading symbol "SVLC". The NYSE MKT listing represents another significant milestone in SilverCrest’s growth and is expected to provide greater trading accessibility for investors in the United States and internationally.

SUBSEQUENT EVENTS

The following events occurred subsequent to September 30, 2012:

●
On October 30, 2012, the Company completed a prospectus offering for total gross proceeds of CAD$34,500,000. The Company issued a total of 13,529,750 common shares of the Company at a price of CAD$2.55 per share. The offering was underwritten by Dundee Securities Ltd. and Canaccord Genuity Corp. and included ROTH Capital Partners, LLC (together, the “Underwriters”). The Underwriters received a cash commission equal to 5.5% of the gross proceeds of the offering.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

SUBSEQUENT EVENTS (continued)

●
The Company paid out the remaining 29,000 ounces of gold on the Hedging Facility. The payout totaling $23,254,800 was financed from the offering, and reflects an effective settlement price of $1,728 per ounce of gold inclusive of all transaction costs. The Company is now a completely unhedged silver and gold producer.

●	2,500,000 warrants were exercised at CAD$0.90 per share for cash proceeds of $2,264,490 and 51,000 incentive stock options were exercised at CAD$1.60 per share for cash proceeds of $83,200.

●	The Company has entered into contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project totaling approximately $3,400,000 ($525,000 paid).

OVERVIEW OF THE BUSINESS

SilverCrest Mines Inc. (TSX VENTURE: SVL) (NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest's flagship property is the 100%-owned Santa Elena Mine, (“Santa Elena” or “Santa Elena Mine”), which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, Mexico. The Santa Elena Mine is a high-grade open pit, epithermal gold and silver producer, with an estimated life of mine cash cost of $8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine.

In 2009, the Company financed the construction of the Santa Elena Mine with a brokered private placement of CAD$6,325,000, a gold production contract with Sandstorm Gold Ltd. (”Sandstorm”) of $12,000,000 and a project loan with Macquarie Bank Limited (“MBL”) of $12,500,000. Construction was completed in September 2010. The capital cost of construction of the fully financed project was approximately $20,000,000. The Santa Elena Mine commenced production on September 9, 2010, with the pouring of the first gold and silver dore bar. Commercial production was declared on July 13, 2011, with the second quarter of 2011 being the first period whereby revenues and expenses were presented in the consolidated statement of operations.

On April 12, 2011, the Company announced the results of a Preliminary Assessment (“PA”) NI 43-101 Technical Report that contemplates expanding production at Santa Elena to an average annual rate of 1.6 million ounces of silver and 39,000 ounces of gold over a 10-year mine life. This would be a 52% increase from the current production level. The estimated life of mine cash cost is $9.70 per ounce of silver equivalent.

The La Joya Property located approximately 75 kilometres southeast of the city of Durango, Mexico, is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has an option to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions) encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.34 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company.

The Company’s other active mineral property is the Cruz de Mayo Project (Mexico). In addition the Company retains the rights to the Silver Angel Project (Mexico) and the El Zapote Project (El Salvador).

SilverCrest has successfully transitioned from an exploration/development stage Company to a producer of silver and gold with a strong financial position, operational revenues and comprehensive earnings.

MILESTONES TARGETED FOR 2012

For 2012, SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, realize the full potential and value of the Santa Elena mine by executing the three year expansion plan to double metals production, and to rapidly advance the delineation of a large polymetallic deposit at the La Joya Property. Specific targets are expected to be as follows:

Santa Elena Open Pit Production

●	Estimated 2012 production, 33,500 gold ounces and 535,000 (increased from 435,000) silver ounces; (9mths; 25,173 gold ounces and 425,746 silver ounces).

●	Expected operating costs of $18.5 million; (9mths; $13.2 million including inventory adjustment).

●	Estimated cash operating cost of $8.20 per ounce silver equivalent sold (55:1 Ag:Au); (9mths; $7.16 silver equivalent sold (53.9:1 Ag:Au).

●	Estimated sustaining capital expenditure of $1.5 million, reduced from $2.5 million; (9mths; approx $1.36 million incurred).

●
Estimated operating cash flow in excess of $2 million per month, based on realized prices of $1,155 per ounce of gold, $30 per ounce of silver; (9mths; actual $3.30 million per month, based on realized prices of $1,241 per ounce of gold, $31 per ounce of silver).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

MILESTONES TARGETED FOR 2012 (continued)

Santa Elena Expansion

●	Collar underground decline in January, 2012; (achieved).

●
Complete underground decline development of main ramp and associated workings of approximately 1,500 metres; (9mths; 740 metres). In June 2012, approximately 850 metres of planned exploration drifts were replaced by surface exploration drilling to define underground reserves; (completion by year end).

●	Secure long lead time items for mill and initiate tank fabrication; (All long lead time items will be secured by year end).

●	Basic and detailed engineering for mill facility completed by Q1 2013; (commenced).

●	Complete Pre-Feasibility Study on Cruz de Mayo satellite deposit as part of the Expansion Plan; (completion by year end).

●	Complete Pre-Feasibility Study on Expansion Plan (underground and mill); (completion by Q1 2013).

●	Drill Santa Elena along strike and depth to expand underground resources; (completion by year end).

●	Continue site exploration for further discoveries; (ongoing).

●	Budgeted capital expenditure for 2012 estimated at $20 million including expansion plan and exploration; (9mths; approximately $6.3 million incurred).

La Joya Project

●
Complete Phase II drilling program of approximately 100 (increased from 80) holes: core (80) and reverse circulation (20) drill holes; (9 mths; 60 core holes completed, core program to be finished by end of November).

●
Explore the Coloradito, La Esperanza and Santo Nino targets which are adjacent to the Main Mineralized Trend at La Joya; (9 mths; 11 core holes completed at Coloradito, 4 core holes completed at La Esperanza, 9 core holes completed at Santo Nino).

●
Complete further metallurgical test work to initially determine amenability and potential polymetallic recoveries for silver, gold, copper, tungsten, molybdenum, tin, zinc and lead; (completion by Q1 2013).

●	Complete revised resource estimation using Phase II results by Q4 2012; (Announcement of resource update in December, NI43-101 Technical Report will be filed in Q1 2013).

●	$4 to $6 million budget for La Joya exploration through December 31, 2012. (9mths, 2012; Phase II program approximately $4 million incurred).

KEY FINANCIAL PERFORMANCE INDICATORS

The financial performance of SilverCrest is dependent on the following key performance drivers:

●	Adequate financing and investor support;

●	Commodity prices and foreign exchange rates; and

●	Production rates, operating costs and efficiencies at Santa Elena.

Adequate financing and investor support

Historically, the major sources of liquidity have been the capital markets and project financing. With proceeds from the sale of silver and gold from the Santa Elena project and the May 2011 bought deal financing of CAD$30 million, SilverCrest expects to be able to meet its financial commitments and requirements for the coming year (Refer to Subsequent Events section for details of October 2012,  prospectus offering of CAD$34.5 million).

Commodity prices and foreign exchange rates

Commodity prices and exchange rates are entirely outside the control of SilverCrest and may impact the long term viability of exploration projects, current operations and the financial position of the Company.

Production rates, operating costs and efficiencies at Santa Elena

The profitability and operating cash flow at Santa Elena are affected by numerous factors, including but not limited to, the tonnes and grade of ore mined, the amount of metals produced, the level of operating costs, and general and administrative costs. SilverCrest believes the right team is in place to manage these risks, but many factors affecting these risks are beyond the Company’s control.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

RESULTS OF OPERATIONS

Three and nine months ended September 30	Three months ended		Nine months ended
	2012	2011	2012	2011
Revenues (1)
Silver revenue	$4,811,342	$3,618,235	$13,099,380	$8,274,335
Gold revenue - cash basis	10,658,039	6,183,505	32,747,605	11,563,174
	15,469,381	9,801,740	45,846,985	19,837,509
Gold revenue - non cash
- adjustment to market spot price	630,666	4,681,312	4,448,553	7,554,161
- amortization of deferred revenue	594,705	572,462	1,980,815	1,076,142
	16,694,752	15,055,514	52,276,353	28,467,812
- capitalized to Santa Elena (2)	-	-	-	(4,856,037)
Revenues reported	16,694,752	15,055,514	52,276,353	23,611,775

Cost of sales	4,239,773	3,652,887	13,151,191	5,762,688
Depletion, depreciation and accretion	1,466,356	1,116,431	4,446,494	1,857,804
Mine operating earnings	10,988,623	10,286,196	34,678,668	15,991,283

Income (expenses)
General and administrative expenses	(1,070,468)	(915,056)	(3,462,543)	(2,387,884)
Share-based compensation	(104,734)	(708,324)	(652,099)	(1,071,682)
Foreign exchange (loss) gain	(292,762)	247,503	(339,686)	(100,458)
Interest income	30,978	73,233	173,895	123,192
Finance costs	-	(261,429)	-	(554,851)
Loss on derivative instruments	(5,126,321)	(6,501,599)	(5,408,517)	(12,406,640)
	(6,563,307)	(8,065,672)	(9,688,950)	(16,398,323)
Income (loss) before taxes	4,425,316	2,220,524	24,989,718	(407,040)

Taxes
Current income tax expense	(2,973,000)	-	(7,650,000)	-
Deferred tax expense	(189,000)	-	(480,000)	-
Net income (loss)	1,263,316	2,220,524	16,859,718	(407,040)

Other comprehensive earnings (loss)
Exchange gain (loss) on translation to US Dollars	949,838	(2,138,668)	862,423	(1,542,586)

Comprehensive earnings (loss) for the period	$2,213,154	$81,856	$17,722,141	$(1,949,626)

Weighted average number of common shares outstanding	89,737,466	85,931,326	89,111,270	76,296,565
Earnings (loss) per common share - basic	$0.03	$0.00	$0.20	$(0.03)
Earnings (loss) per common share - diluted	$0.02	$0.00	$0.19	$(0.03)

(1) Per "IFRS 18 - Revenue", revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.
(2) - Prior to commencement of commercial production, April 1, 2011, proceeds from the sale of silver and gold and related operating expenses were capitalized to the Santa Elena Mine Assets.

Comparison of the three months ended September 30, 2012 to September 30, 2011

Comprehensive earnings were $2,213,154 ($0.03 per share basic) compared with $81,856 ($0.00 per share basic) for the same period in 2011. The increase in comprehensive earnings was largely driven by greater volumes of silver sales and an exchange gain on translation to US Dollars and partially offset by a negative marked-to-market derivative impact and recognizing income and deferred tax expense.

In the third quarter 2012, silver and gold revenues totalled $16,694,752 (2011 – $15,055,514), an 11% increase compared with the same quarter in 2011. Silver and gold revenues on a cash basis increased by 58% to $15,469,381 (2011 - $9,801,740). Gold revenues include non-cash amounts of $630,666 (2011 – $4,681,312) from adjustments to gold spot market prices related to hedge facility deliveries and $594,705 (2011 - $572,462) related to amortization of deferred revenues associated with the Sandstorm Agreement.

Silver sales were a quarterly record of 152,088 ounces (2011 – 96,631), or 57% higher than the same quarter in 2011. The average realized price received was $32 (2011 - $37). All silver production is unencumbered by hedging arrangements and sold at spot prices.

Gold sales were 7,923 ounces (2011 – 7,627) or 4% above the same quarter in 2011. The Company sold 5,422 gold ounces (2011 – Nil) at market spot realized prices of $1,707 (2011 - $Nil) per ounce. Gold delivered into the Hedging Facility was 916 ounces (2011 – 6,102) at an average realized price of $925 (2011 – $926). The non cash amount reported of $630,666 (2011 - $4,681,312) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,613 (2011 - $1,693) per ounce) and the hedge price of $926.50 per ounce settled. This non-cash revenue reported is required by IFRS accounting policies.  Gold delivered to Sandstorm was 1,585 ounces (2011 – 1,525) at an average realized gold price of $725 (2011 - $725) for which the Company recorded revenues of $1,149,337 (2011 - $1,106,351) consisting of $554,632 (2011 - $533,889) in cash received and $594,705 (2011 - $572,462) from amortization of deferred revenue.

Cost of sales amounted to $4,239,773 (2011 - $3,652,887). Cash cost per silver equivalent ounce sold amounted to $7.60, Au:Ag 51.2:1 (2011 - $7.27, Au:Ag 53.2:1) (Refer to NON-IFRS Performance Measures section). The main drivers in the change of cash cost per silver equivalent ounce sold are increases/decreases to operating costs, changes in volumes of metals produced and fluctuations in the silver to gold ratio.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

RESULTS OF OPERATIONS (continued)

Share-based compensation decreased to $104,734 (2011 - $708,324) from vesting of previously granted stock options. There was no incentive stock options granted during the period (2011 – 1,500,000).

Under IFRS the Company’s derivative instruments are fair valued at the financial position date, with the resulting gain or losses included in the operating results for the period. The derivative gain (loss) relates to the incremental fair value of the MBL Hedging Facility, which represents the difference between the market spot price of gold at the quarter end and strike price of $926.50 per ounce. Loss on derivative instruments during the period amounted to $5,126,321 (2011 – $6,501,599) resulting from an 11% increase in the gold forward price at September 30, 2012, to $1,783 (2011 - $1,631) from $1,606 (2011 - $1,518) at June 30, 2012.

Income tax expense amounted to $2,973,000 (2011 – $Nil), which relates to the additional tax payable at September 30, 2012 from Santa Elena operations. The incremental deferred tax expense of $189,000 (2011 – $Nil), is primarily due to differences between the financial statement carrying amounts and the respective Mexican tax bases in the period.

Exchange gain (loss) on translation to US Dollars amounted to $949,838 (2011 – ($2,138,668)) due to a significant strengthening of the Canadian dollar against the US dollar since June 30, 2012. The Company’s Canadian assets were translated at US$1.00 = CAD$1.0191 at June 30, 2012 and US$1.00 = CAD$0.9837 at September 30, 2012

Comparison of the nine months ended September 30, 2012 to September 30, 2011

Comprehensive earnings amounted to $17,722,141 ($0.20 per share basic) compared to a comprehensive loss of $1,949,626 (($0.03) per share basic) for the same period in 2011. The significant increase in comprehensive earnings was driven by greater volumes of silver and gold sales, an exchange gain on translation to US Dollars, capitalization of Q1, 2011, pre commercial production revenue and expenses and a less negative impact from marked-to-market derivatives. The increase in comprehensive earnings was partially offset by recognizing income and deferred tax expense.

Silver and gold revenues totalled $52,276,353 (2011 – $23,611,775) which includes $45,846,985 (2011 - $19,837,509) earned on a cash basis and $4,448,553 (2011 – $7,554,161) of non-cash revenues due to adjustments to gold spot market prices related to hedge facility deliveries and $1,980,815 (2011 - $1,076,142) related to amortization of deferred revenues associated with the Sandstorm Agreement.

Silver sales were 416,598 ounces (2011 – 224,526) at an average realized price of $31 (2011 - $37). All silver production is unencumbered by hedging arrangements and sold at spot prices.

Gold sales were 26,390 ounces (2011 – 14,260). The Company sold 14,628 gold ounces (2011 – Nil) at market spot realized price of $1,702 per ounce. Gold delivered into the Hedging Facility was 6,484 ounces (2011 – 11,408) at an average realized price of $925 (2011 – $926). The non cash amount reported of $4,448,553 (2011 – $6,689,122) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,611 (2011 - $1,588) per ounce) and the hedge price of $926.50 per ounce settled. This non-cash revenue reported is required by IFRS accounting policies. Gold delivered to Sandstorm was 5,278 ounces (2011 – 2,852) at an average realized gold price of $725 (2011 - $727) for which the Company recorded revenues of $3,828,157 (2011 - $2,074,308) consisting of $1,847,342 (2011 - $998,166) in cash received and $1,980,815 (2011 - $1,076,142) from amortization of deferred revenue.

Cost of sales amounted to $13,151,191 (2011 - $5,762,688). Cash cost per silver equivalent ounce sold amounted to $7.16, Au:Ag 53.9:1 (2011 - $7.61, Au:Ag 50:1) (Refer to NON-IFRS Performance Measures section). The main drivers in the change of cash cost per silver equivalent ounce sold are increases/decreases to operating costs, changes in volumes of metals produced and fluctuations in the silver to gold ratio.

General and administrative expenses increased to $3,462,543 (2011 - $2,387,884) primarily due to an increase in remuneration and corporate expenditures in Vancouver and Mexico. Remuneration increased to $1,127,791 (2011 - $731,325) with the addition of new personnel and increased compensation for management and other employees. Vancouver corporate overhead costs increased to $1,426,406 (2011 - $827,165) due to increased attendance at tradeshows and greater levels of investor relations activities.

Share-based compensation increased to $652,099 (2011 - $1,071,682) from vesting of previously granted stock options. There were no incentive stock options granted during the period (2011 – 1,875,000).

Loss on derivative instruments to $5,408,517 (2011 – $12,406,640) resulting from an 11% increase in the gold forward price at September 30, 2012, to $1,783 (2011 - $1,631) from $1,599 (2011 - $1,456) at December 31, 2011.

Current income tax expense amounted to 7,650,000 (2011 – $Nil), which relates to the estimate of tax payable at September 30, 2012 from Santa Elena operations. The Company has prepaid $3,454,612 consisting of $1,761,000 in cash and $1,693,612 by offset of Mexican value added tax receivable. The incremental deferred tax expense of $480,000 (2011 – $Nil), is primarily due to differences between the financial statement carrying amounts and the respective Mexican tax bases in the period.

Exchange gain (loss) on translation to US Dollars amounted to $862,423 (2011 – ($1,542,586)), due to the fluctuating strength of the Canadian dollar against the US dollar since December 31, 2011. The Company’s Canadian assets were translated at US$1.00 = CAD$1.0167 at December 31, 2011, and US$1.00 = CAD$0.9837 at September 30, 2012.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

SUMMARY OF QUARTERLY RESULTS

The following financial data is selected information for the Company for the eight most recently completed financial quarters:

	Q3	Q2	Q1	Q4	Q3	Q2(2)	Q1	Q4
	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011	December 31, 2010
Revenues (1)	16,694,752	15,982,031	19,599,570	18,258,349	15,055,514	8,556,261	-	-
Mine Operating earnings	10,988,623	10,065,447	13,624,598	12,965,279	10,286,196	5,705,087	-	-
Comprehensive earnings (loss) for the period (3)	2,213,154	9,165,645	6,343,342	10,383,655	81,856	790,429	(2,821,910)	(5,943,378)
EPS
Basic	0.03	0.10	0.07	0.12	0.00	0.01	(0.04)	(0.10)
Diluted	0.02	0.10	0.07	0.11	0.00	0.01	(0.04)	(0.10)
Total assets (4)	101,245,107	92,667,187	90,466,528	76,678,537	77,608,824	78,373,453	47,556,523	49,940,599
Total debt (5)	-	-	-	-	6,339,812	9,544,789	11,200,000	11,454,742
Total derivative instruments (6)	24,824,172	20,328,516	25,418,733	23,864,207	33,321,322	31,501,036	30,002,757	28,468,843
Tax liabilities (7)	5,039,388	2,361,000	5,074,000	1,349,000	-	-	-	-
Other liabilities (7)	16,330,484	17,315,150	16,693,145	17,260,252	15,531,852	16,338,998	16,571,827	16,244,956

(1)
In accordance with IFRS - Revenue is recorded at fair value, which for gold and silver is the market spot price on the date revenue is recognized. (Refer to Results of Operations section for three and nine months revenues comparison).

(2)
The second quarter of 2011 was the first period whereby revenues and expenses were presented in the statement of operations. Revenues and mine operating expenses have fluctuated since the second quarter of 2011, due to production levels at the Santa Elena Mine, realized prices for silver and gold ounces sold, and changes in the silver to gold ratio which impacts the Company’s cost of sales calculation recorded in the statement of operations.

(3)
Comprehensive earnings has fluctuated significantly from the impact of recording the fair value changes of open derivative contracts, Mexico income tax expense and foreign exchange gain (loss) on translation to US dollars.

Comprehensive earnings decreased significantly in Q3 2012, compared with Q2 2012, primarily from a negative derivative impact totaling $4,495,655 (Q2 – positive impact, $5,090,217), recognizing Mexico income tax of $2,973,000 (Q2 - $952,000) and partially offset by an exchange gain (loss) on translation to US dollars of $949,838 (Q2 – ($360,236)).

(4)
Total assets have increased significantly during 2012. SilverCrest’s strong net operating cash flows have allowed our cash and short term investment position to increase by 46% during the nine months to $37.9 million, and have also funded $6.7 million in capital expenditures at Santa Elena, and $4.6 million in exploration expenditures.

(5)	The Project Loan was retired during fiscal 2011, with repayments of $12.5 million from operating cash flows.

(6)
The derivative instruments (hedging contracts), which were a requirement of the Project Loan, are required under IFRS to be recorded at fair value (marked-to-market) at the financial position date, and the resulting gains or losses are to be included in the statement of operations. The Company calculates the fair value using the forward gold price which has fluctuated significantly over the last eight quarters. The forward price has increased from $1,456 at December 31, 2010 to $1,783 at September 30, 2012.

(7)
Tax liabilities consist of current income tax expense relating to the estimate of tax payable from Santa Elena operations and deferred tax expense relating to differences between the financial statement carrying amounts and the respective Mexican tax bases.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

SANTA ELENA MINE

Operating Statistics	9 mths 2012	Q3 2012	Q2 2012	Q1 2012	9 mths 2011
Tonnes ore	791,010	257,784	269,802	263,424	652,968
Tonnes waste	3,715,773	992,950	1,283,493	1,439,330	2,268,281
Tonnes mined	4,506,783	1,250,734	1,553,295	1,702,754	2,921,249
Waste / ore ratio	4.70	3.85	4.76	5.46	3.47

Tonnes crushed and loaded on pad	848,528	265,593	317,958	264,977	688,788
Average ore tonnes crushed per day	3,097	2,887	3,494	2,912	2,523
Average silver ore grade (gpt) loaded on pad	43.72	48.41	39.45	44.13	42.62
Average gold ore grade (gpt) loaded on pad	1.44	1.37	1.35	1.61	1.78

Silver ounces delivered to pad	1,192,677	413,426	403,264	375,987	987,432
Gold ounces delivered to pad	39,207	11,681	13,764	13,762	41,186

Silver ounces produced	425,746	151,368	139,850	134,528	246,026
Silver ounces sold	416,598	152,088	124,739	139,771	224,526

Gold ounces produced	25,173	7,184	8,584	9,405	17,433
Gold ounces sold	26,390	7,923	8,679	9,788	14,260
Ounces delivered to Sandstorm	5,278	1,585	1,735	1,958	2,852
Ounces delivered to MBL Hedge	6,484	916	4,209	1,359	11,408
Ounces delivered to spot market	14,628	5,422	2,735	6,471	-

Silver equivalent ounces produced (1)	1,782,808	519,587	646,553	616,668	1,069,692
Silver equivalent ounces sold (1)	1,836,767	558,185	637,050	641,532	903,803
Ag: Au ratio (1)	53.9:1	51.2:1	59:1	51.2:1	47.7:1

Note: The table above contains the final mine reconciled operating numbers which had not been finalized before release of the quarterly operating update, dated October 16, 2012. There are no material changes.

(1) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

The Santa Elena operation continues to meet expectations, with record silver production of 151,368 ounces in the third quarter. Silver production for the nine months of 425,746 ounces was higher than projected due to improvements in recoveries, which has enabled the Company to increase its annual silver production guidance from 435,000 ounces to 535,000 ounces. Gold production for the nine months of 25,173 ounces was consistent with mine plan projections and the Company anticipates meeting annual gold production guidance of 33,500 ounces. It is expected that contained gold ounces placed on the pads will increase during the fourth quarter as higher grade benches are developed in the pit. Open pit tonnes and grades continue to track closely with the geological block models and open pit mine plan. The crushing circuit continues to perform well, and crusher throughput averaged 3,097 tonnes per day.

Under a land access and occupation agreement signed in 2007 between the Company and Bienes Comunales de Banamichi, Sonora (the “BC”), the Company has acquired the rights to access, for a term of 20 years, a total of 841 hectares of land owned by the BC where the Company´s mining operations are situated. During the third quarter 2012, a small number of dissident members of the BC engaged in illegal activities that partially restricted access of some Company employees and contractors to the mine site for a period of 3 days in order to make demands for an increase to annual lease payments. Government officials moved quickly to remove the dissidents and restore the Company’s legal access to its operations. The restricted access was costly in lost work time for some employees and onsite contractors. Although the land access agreement signed with the BC is legally binding upon its terms, the Company has agreed to engage in a dialogue with the dissident members of the BC in order to maintain its harmonious relationship with the community.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

SANTA ELENA AND CRUZ DE MAYO, EXPANSION PLAN

On April 12, 2011, SilverCrest announced the positive results of its “NI 43-101 Technical Report, Reserve Update for the Santa Elena Open Pit and Preliminary Assessment (PA) for the Santa Elena and Cruz de Mayo Expansion Project, Sonora, Mexico” dated April 1, 2011. The Expansion Plan (the “Plan”) contemplates the installation of a conventional CCD processing facility at Santa Elena, with throughput capacity of 2,500 to 3,500 tonnes per day utilizing mill feed from the Santa Elena open pit (Phase I), the Santa Elena underground (Phase II), and re-treatment of the material on the heap leach pads to recover residual silver and gold values (Phase IV).  For the purposes of the study, the nearby Cruz de Mayo silver deposit (Phase III) was treated on site as a heap leach operation with potential to ship high grade ore to the proposed Santa Elena processing facility. The current Pre-Feasibility Study being completed assumes that only the higher grade material will be mined, crushed and transported to the Santa Elena processing facility. Lower grade material will be stockpiled until silver prices justify shipping and processing. Heap leaching of lower grade material appears to be sub-economic at current metal prices, therefore a heap leach facility at Cruz de Mayo is not contemplated.

Summary of Santa Elena Expansion Plan and Preliminary Assessment

●	Metal prices for the base case were $18 per ounce of silver and $1,000 per ounce of gold. The Au to Ag ratio for conversion was 55:1 based on recovered ounces and the base case metal prices.

●
The Plan considers a conceptual 10 year mine life at an average annual production rate of 1.6 million ounces of silver and 39,000 ounces of gold (approximately 3.8 million ounces of silver equivalent or 68,000 ounces of gold equivalent). This would be a 52% increase of produced metal from current operations.

●
A 2,500 tonnes per day processing facility is proposed, with potential to increase to 3,500 tonnes per day. At the increased rate, the current annual metal production could potentially double to over 5.0 million ounces silver equivalent (or over 90,000 ounces gold equivalent) per year.

●
Initial capital cost estimates are $84 million, including $47 million for a new processing facility. Estimated cash operating costs of $9.70 per ounce of silver equivalent would result in an average annual pre-tax operating cash flow of $28.5 million per year (after deducting sustaining capital averaging almost $3 million per year).

●
At a 5% discount rate, the project has a base case Net Present Value (“NPV”) of $131 million, and a $491 million NPV at metal prices at the date of the report (1) ($38 per ounce of silver and $1,450 per ounce of gold).

EXPANSION PROJECT ECONOMICS AND METAL PRICE SENSITIVITES
CASE	GOLD PRICE	SILVER PRICE	PRE-TAX NET CASH FLOW	PRE-TAX NPV @ 5% DISCOUNT
	US$	US$	US$	US$
Low	800.00	14.00	47.50	34.10
Base	1000.00	18.00	169.50	131.20
Current Prices (1)	1450.00	38.00	620.60	491.40
High	1600.00	50.00	856.50	680.10
(1) At time of study - April, 2011

2012 Expansion Plan Update

GR Engineering Services (GRES) of Brisbane, Australia is completing the design and engineering with respect to the proposed 3,000 tonne per day CCD processing plant. Construction is scheduled to commence in Q4, 2012. Initial construction priorities include earthworks, pouring foundations and tank fabrication. Detailed engineering for the entire facility should be completed by Q1, 2013, with a target to begin milling ore from the open pit by January 2014.

Long lead time equipment for the new processing plant is currently being sourced either through purchase of used equipment and/or procurement of new equipment, and is being funded from the Company’s treasury. All long lead time equipment will be secured by the end of the year.

Underground decline work continues with approximately 740 metres of the main ramp and associated workings driven by September 30, 2012 (year to date approximately 900 metres ). The total underground development budgeted for 2012 is approximately 1,500 metres. This 4.5 x 4.0 metre production decline ramp will provide access to underground resources, with an anticipated initial production rate of 1,000 tonnes per day starting in mid‐2014.

The leach pad expansion was completed in September on budget. This pad expansion will provide a further 2 years of capacity for open pit heap leach material. Once the new processing plant is operational, use of the leach pads will be discontinued.

Gold and silver metals inventory remaining on the leach pads is currently being assessed as part of the mill feed for the Expansion Plan. Based on in‐pit grade control, crusher composites and produced metals to date, approximately 2.0 million tonnes containing significant residual gold and silver ounces exists on the leach pad.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

2012 Expansion Plan Update continued

Based on the current mine schedule, approximately 4 million tonnes of heap leached material may be available for reprocessing once the CCD processing plant is constructed. This inventory and its amenability for recovery in the proposed processing plant will be addressed in the upcoming Expansion Plan Pre‐Feasibility Study. The Company cautions that the potential quantities reported above are conceptual in nature and there has been insufficient work to date to define a NI 43‐101 compliant resource.

A shallow 13-hole in-pit drill program to better define tonnages and grades of the lower part of the planned open pit was completed in June. The most significant intercepts are 52 metres grading 2.19 gpt Au and 95.5 gpt Ag  and 16 metres grading 6.18 gpt Au and 103.4 gpt Ag. These in-fill pit holes confirmed the projection of higher grades expected to be mined in the open pit in 2013 to 2014. These holes are being used to update the Life-of-Mine-Plan and open pit reserves to be included in production budgets and the Expansion Plan Pre-Feasibility Study. Additional drilling on several other targets is underway.

Surface drilling of the Santa Elena Main Zone is underway to further delineate underground resources for conversion to reserves based for inclusion in the Expansion Plan Pre‐Feasibility Study anticipated by Q1 2013. Three drills are currently on site to drill approximately 100 proposed holes (66 completed) by the end of the year. Revised Santa Elena Resources and Reserves are expected along with the Pre-Feasibility Study in Q1 2013.  This program has been extended to achieve required drilling to assist with the conversion of Resources to Reserves and potentially expand known Resources.

The Cruz de Mayo Project is a component of the Santa Elena Expansion Plan, and work is ongoing to complete a Pre‐Feasibility Study by the end of the year. Drilling of an additional 6 holes to further delineate Resources for conversion to Reserves was completed during the third quarter.

Refer to section “MILESTONES TARGETED FOR 2012” for further discussion on Santa Elena 2012 expansion plans.

EXPLORATION PROPERTIES

LA JOYA PROJECT – MEXICO

The “La Joya Project” is located approximately 75 kilometres southeast of the city of Durango, Mexico, in a prolific mineralized region which currently supports several large scale mining operations including Grupo Mexico’s San Martin Mine, Industrias Peñoles’ Sabinas Mine, Pan American Silver’s La Colorada Mine and First Majestic Silver’s La Parrilla Silver Mine. The La Joya Property is comprised of 15 mineral concessions with a total area of approximately 10,656 hectares. The Company has entered into purchase and sale agreements for the right to acquire a 100% interest in 10 contiguous mineral concessions (7 of which are known as the La Joya West concessions; and 3 of which are known as the La Joya East concessions), encompassing a total of approximately 1,633 hectares at a total cost of $4.18 million ($0.34 million paid) and subject to a 2% NSR royalty from production of minerals. The remaining 5 contiguous mineral concessions encompass a total of approximately 9,023 hectares, and were staked directly by the Company.

In October, 2011, the Company completed the Phase I, 27 core hole drilling program (5,754 metres) at a total cost of approximately $1.6 million. This drill program identified four styles of silver, copper and gold mineralization over thicknesses ranging up to 50 metres including a new “Contact Zone” style of mineralization. The Contact Zone mineralization is similar to that of the nearby well-established San Martin and Sabinas mines.

In November, 2011, SilverCrest announced the identification of a large, near-surface bulk tonnage target along the Main Mineralized Trend (“MMT”) from data compilation of the Phase I drilling program and a newly received historic database. The compilation by SilverCrest involved data and/or drill core reviews of 51 historic holes (14,786 metres) and 27 Company drill holes (5,753.7 metres) totaling 20,540 metres of drilling in 78 holes on the property. Verification or validation work completed by an Independent Qualified Person (“IQP”) included reviews of 22 historic holes, Company drill information, geologic mapping, sampling, geochemistry, and historic airborne and ground geophysics.

In November, 2011, SilverCrest began the Phase II drilling program. The Phase II 100-hole (increased from 80) program is budgeted at $4 to $6 million (increased from $3 million), and will include approximately 80 core holes (15,000 metres) and 20 RVC holes (5,000 metres) for a planned total of an estimated 20,000 metres. The Phase II drill program is designed to test approximately 2.5 kilometres of the MMT, which includes at least 8 near‐vertical structures/stockwork zones, 14 near‐horizontal stacked mantos plus the Contact Zone that is adjacent to the underlying intrusive. Also, three separate target areas, El Coloradito, Esperanza and Santo Nino will be drilled to test for additional mineralization previously identified by historic work.

In February, 2012, SilverCrest filed the NI43-101 Technical Report and initial resource estimation for its La Joya Property (see table below). The initial resource estimates are considered by SilverCrest to represent only a portion of the overall potential within the Phase I area. The MMT, which includes the Phase I and Phase II drilling areas, has an overall length of 2.5 kilometres and an average minimum width of 500 metres.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

LA JOYA PROJECT – MEXICO

La Joya Silver, Gold, Copper Resource Summary (Phase I Area)

Category**	AgEQ Cutoff Grade(GPT)	Rounded Tonnes	AG (GPT)	AU (GPT)	CU (%)	Contained AG Ounces	Contained AU Ounces	Contained CU Pounds	Contained AgEQ Ounces*
Inferred***	15	57,940,000	28	0.18	0.21	51,348,000	333,400	270,296,000	101,918,000
Inferred	30	35,546,000	39	0.22	0.30	44,277,000	245,900	237,539,000	86,365,000
Inferred	50	19,622,000	55	0.24	0.45	34,636,000	153,800	194,187,000	66,679,000

* Silver equivalency includes silver, gold and copper, but excludes lead, zinc, molybdenum and tungsten values. Ag:Au is 50:1, Ag:Cu is 86:1, based on 5 year historic metal price trends of US$24/oz silver, US$1200/oz gold, US$3/lb copper. 100% metallurgical recovery is assumed.
**Classified by EBA, A Tetra Tech Company and conforms to NI 43-101, 43-101CP, and CIM definitions for resources. All numbers are rounded.  Inferred Resources have been estimated from geological evidence and limited sampling and must be treated with a lower level of confidence than Measured and Indicated Resources.
*** Mineralization boundaries used in the interpretation of the geological model and resource estimate are based on a cutoff grade of 15 gpt Ag Eq using the metal price ratios described above.

The QPs for the La Joya resource estimation are James Barr., P.Geo. and Lara Reggin, P.Geo. both from the consulting firm of EBA Engineering Consultants Ltd., a Tetra Tech Company and Ting Lu, P.Eng. from Wardrop Engineering, a Tetra Tech Company. The Technical Report was prepared by the Qualified Persons and adheres to the disclosure requirements of NI 43-101. There have been no previous qualified resources reported for La Joya. For further information, please refer to News Release dated February 21, 2012, on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SilverCrest is now completing the planned 80 core holes of the Phase II program and has reported positive results to date for 45 holes (LJ12-27 to 71). Initial holes in this program expanded mineralization to the north and east while more recent drilling tested favorable areas to the south and west. Results to date from drilling and surface sampling confirms the presence of multiple mineralized systems with metal content dependent on proximity to an underlying intensive body which comes to surface in the southwest portion of the Trend. There is distinct zonation of metals both vertically and laterally that has created a silver‐copper‐gold zone along the main portion of the Trend and a near surface tungsten‐copper‐gold zone on the southwest portion of the Trend. Tungsten mineralization adjacent to the intrusive(s) is found in virtually all the holes drilled to date.

The drill results continue to support SilverCrest’s large tonnage silver deposit model, and the extensive surface sampling in conjunction with certain drill holes support the concept of a potentially higher grade, open pit concept. Additionally, a reverse circulation drill program will start in November to complete the planned 20 RVC holes.

To date in 2012, 11 additional holes have been drilled on the Coloradito target, which is a separate target one kilometre to the west of the Trend. Coloradito mineralization consists of skarning with stockwork veining. This mineralization is similar to that identified in the adjacent MMT, with multiple intrusives doming Cretaceous sediments and subsequent skarn development. Molybdenum values appear to be higher (up to 0.6% Mo) at Coloradito compared to La Joya where copper values are higher (up to 15% Cu) which implies a different intrusive or a subsequent intrusive event with different mineralizing solutions. Coloradito holes also contain anomalous Cu, Pb, and Zn. Additional drilling will be necessary to determine the nature and extent of this potential deposit.

To date in 2012, 4 holes have been drilled on the La Esperanza target, which was considered a separate target adjacent to the Main Mineralized Trend but know is considered part of the Trend.

To date in 2012, 9 additional holes have been drilled on the Santo Nino target, which is a separate target one kilometre to the east of the Trend. Hole L J DD12-74 intercepted 35.2 metres of massive and semi-massive sulphides grading 52.2 gpt Ag, 0.05 gpt Au and 1.6% Cu with 0.037% W03. This is considered a new discovery at La Joya. Further drilling is planned in 2013 to determine the dimensions of this mineralization.

The Phase II core drill program will be completed in November with a subsequent revision and announcement of updated resources in December, 2012. Extensive metallurgical test work is ongoing to review amenability and potential metallurgical recoveries of silver, gold, copper, tungsten, molybdenum, tin, zinc and lead. Test work results will be presented in the next NI 43‐101 Technical Report anticipated in early 2103 (45 days after announcement of revised resources).

For further information, please refer to News Releases dated March 20, May 7, July 7, July 23, and September 27, 2012 on the Company’s website at www.silvercrestmines.com, and filed on SEDAR at www.sedar.com.

SILVER ANGEL PROJECT – Mexico

The Company holds a 100% interest in mineral properties located in the northern Sierra Madre range in México, acquired by concession applications. The Company has reduced the carrying value for the project to $NIL, although further review and work may be completed in the future.

EL ZAPOTE PROJECT – El Salvador

The El Zapote Project in El Salvador, which contains an Inferred Resource of approximately 15 million ounces of silver, is on hold until the Salvadoran government is in a position to issue environmental, exploration and exploitation permits. The Company has reduced the carrying value for the project to NIL.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

CASHFLOWS

For the three and nine months ended September 30	Three months ended		Nine months ended
	2012	2011	2012	2011

Net income (loss)	$1,263,316	$2,220,524	$16,859,718	$(407,040)
Items not affecting cash	8,961,038	2,814,464	12,374,974	8,395,261
Cash flows from operations before changes in working capital items and income taxes	10,224,354	5,034,988	29,234,692	7,988,221
Working capital items	(2,640,833)	(852,051)	(4,901,738)	(2,942,393)
Income taxes paid	(483,612)	-	(4,439,612)	-
Operating Activities	7,099,909	4,182,937	19,893,342	5,045,828

Financing Activities	70,654	(2,829,378)	2,471,745	23,377,598

Investing Activities	(4,811,622)	(869,658)	3,538,465	(18,916,159)

Impact of exchange rate changes	582,643	(675,852)	793,339	(858,604)

Net Increase in cash and cash equivalents	2,941,584	(191,951)	26,696,891	8,648,663
Cash beginning of period	34,945,581	17,875,237	11,190,274	9,034,623
Cash end of period	$37,887,165	$17,683,286	$37,887,165	$17,683,286

Operating Activities – three and nine months ended September 30, 2012 and 2011

The cash inflow from operating activities was $7,099,909 and $19,893,342 for the three and nine months ended September 30, 2012, respectively, compared to a cash inflow of $4,182,937 and $5,045,828 for the three and nine months ended September 30, 2011 respectively. (Refer to Results of Operations section for further discussion).

The Company paid $483,612 during the three months period for income taxes and $4,439,612 in income taxes during the nine months period; $985,000 paid relating to 2011 Mexican income tax and $3,454,612 prepayment relating to 2012 Mexican income tax.

Financing Activities – three and nine months ended September 30, 2012 and 2011

SilverCrest received $70,654 (2011 – $641,312) during the quarter and $141,098 (2011 – $709,560) during the nine months from the exercise of 50,000 (2011 – 818,750) and 100,000 (2011 – 925,000) incentive stock options respectively.

SilverCrest received $2,330,647 (2011 – $Nil) during the nine months from the exercise of 2,552,200 warrants (2011 – Nil).

The Company retired the Project Loan Facility in fiscal 2011.  The Company made payments of $3,300,000 and $5,400,000 during the three and nine month period ended September 30, 2011, together with interest of $166,406 and $744,126 respectively.

In May, 2011, the Company completed a prospectus offering for total gross proceeds of $30,924,000 (CAD$30,000,000). The Company issued a total of 18,750,000 common shares of the Company at a price of CAD$1.60 per share. The offering was underwritten by Canaccord Genuity Corp. and Jennings Capital Inc. (together, the “Underwriters”). The Underwriters received a cash commission equal to 6% of the gross proceeds of the offering and 1,125,000 compensation warrants, each compensation warrant entitling the Underwriters to purchase one common share of the Company at a price of CAD$1.60 for a term of 24 months. The following table sets out the proposed and actual uses of proceeds from the Company’s May 2011 prospectus offering to September 30, 2012. The variances noted below do not have any impact on the Company’s ability to achieve its business objectives and milestones.

Principal Purpose	Amount per prospectus	Actual expenditure as at September 30, 2012	Amount to be Spent
Estimated expenses of the Offering	$0.25 million	$0.195 million	-
Field Programs at Santa Elena and Cruz de Mayo in support of a Pre-Feasibility Study for Expansion Project	$5.1 million	$4.5 million	-
Pre-Feasibility Study for Expansion Project (1)	$1.0 million	$0.3 million	-
Initial deposits for construction and installation of conventional CCD processing mill facility at the Santa Elena Mine (2)	$8.0 million	-	$8.0 million
Land purchase to further secure surface and access rights on Santa Elena Project (3)	$1.5 million	-	$1.5 million
Santa Elena Mine 2011 sustaining capital	$1.5 million	$1.3 million	-
General exploration expenditures (4)	$1.0 million	$5.4 million	-
General working capital (5)	$9.8 million	$6.8 million	$0.2 million
Total	$28.2 million	$18.5 million	$9.7 million
Footnotes
1) Additional costs remain to be incurred to complete the report.
2) Initial deposits for long lead items to be made during fourth quarter of 2012.
3) Negotiations are ongoing for the purchase of surface and access rights.
4) Includes $5.4 million expended on exploration at La Joya since June, 2011.
5) Costs include approximately $4.4 million incurred for corporate administration in Canada and Mexico.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

CASHFLOWS (continued)

Investing Activities – three and nine months ended September 30, 2012 and 2011

The Company’s $14.5 million (CAD$15 million) short term investments, which had been purchased in June, 2011, matured in June, 2012. SilverCrest received $98,169 (2011 -$12,164) during the quarter and $346,620 (2011 – $44,242) during the nine months from interest on cash equivalents and short term investments.

The Company spent $2,899,304 (2011 - $381,998) during the quarter and $6,730,915 (2011 - $6,070,238) during the nine months on sustaining capital and expansion costs at the Santa Elena Mine.

Prior to April 1, 2011, commencement of commercial production, proceeds from the sales of silver and gold and related mine operating costs were capitalized. During the nine months ended September 30, 2011, SilverCrest capitalized approximately $3 million of mine operating costs and approximately $3.8 million from sales of silver and gold.

The Company spent $2,010,487 (2011 - $498,158) during the quarter and $4,567,240 (2011 - $1,383,707) during the nine months on exploration and evaluation at the La Joya and Cruz de Mayo Projects.

Impact of exchange rate changes

As at September 30, 2012, the Company held $37.9 million (2011 - $17.7 million) - in cash and cash equivalents, of which approximately $1.6 million (2011 - $9 million) were denominated in Canadian Dollars and approximately $36.3 million (2011 - $8.7 million) in US dollars. To date in 2012, the Company has been positively impacted by foreign exchange due to the strengthening of the Canadian dollar against the US dollar. The Company has not entered into any agreements or purchased any instruments to hedge currency risks at this time.

LIQUIDITY AND CAPITAL RESOURCES

		September 30, 2012	December 31, 2 011
Assets

Cash, cash equivalents and designated cash	(i)	$37,887,165	$11,190,274
Short term investments	(i)	-	14,749,500
Other current assets	(i)	12,509,366	10,094,746
Non-current assets		50,848,576	40,644,017

Total Assets		101,245,107	76,678,537

Liabilities

Current liabilities	(ii)	24,346,521	11,942,291
Non-current liabilities		21,847,523	30,531,168

Total Liabilities		$46,194,044	$42,473,459

Working Capital	(i-ii)	$26,050,010	$24,092,229

ASSETS

Cash, cash equivalents, designated cash and short term investments amounted to $37,887,165 (2011 - $25,939,774) an increase of 46% as a result of our strong operating cash flows. The Company’s short term investments matured in June, 2012. The Company will continue to monitor cash resources against expenditures forecasts associated with implementation of the Company’s growth strategies and development plans to assess financing requirements.

Other current assets increased primarily from inventory growth at the Santa Elena Mine. At September 30, 2012, inventory was valued at $11,697,258 (2011 - $9,293,761). Silver and gold in process increased by $1,811,971 to $8,886,050 from the additional approximately 0.85 million tonnes placed on the pad, unsold dore bars increased by $252,335 to $1,797,377, and inventory supplies increased by $339,191 to $1,013,831 as the Company elected to stockpile more reagents and crusher parts.

Property, plant and equipment increased to $35,991,748 (2011 - $32,848,898). Sustaining capital, in-pit drilling and Santa Elena expansion expenditures amounted to $7,791,477. The Company recorded depreciation and depletion of $4,648,627.

Exploration and evaluation assets increased to $9,399,928 (2011 - $4,352,304) due to costs incurred at the La Joya ($4,050,527) and Cruz De Mayo ($997,097) projects.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

LIQUIDITY AND CAPITAL RESOURCES (continued)

Value added taxes receivable are taxes in Mexico that the Company has paid and due to be refunded. Value added taxes receivable at September 30, 2012 was $5,456,900 (2011 - $3,442,815) due to governmental delays in processing the Company’s value added tax submissions. During the nine months ended September 30, 2012, the Company offset $1,693,612 of VAT receivable against the 2012 Mexico corporate income tax payable.

LIABILITIES

Accounts payable and accrued liabilities increased to $3,712,737 (2011 - $2,669,887) because of greater inventory purchases and Santa Elena expansion expenditures including contractor costs and equipment purchases.

Taxes payable amounted to $4,195,388 (2011 - $985,000). The Company has settled all tax liabilities relating to fiscal 2011 and made 2012 income tax prepayments totaling $3,454,612. Deferred tax liabilities increased by $480,000 to $844,000 in the period primarily due to differences between the financial statement carrying amounts and the respective Mexican tax base for the Company’s assets.

Derivative instruments increased to $24,824,172 (2011 - $23,864,207). During the nine months ended September 30, 2012, SilverCrest delivered 6,484 gold ounces into the MBL Hedging Facility, which reduced the liability by $4,448,553. The Company recorded an adjustment in the fair value (marked-to-market) of open derivative contracts of $5,408,517.

As at September 30, 2012, the Hedging Facility delivery schedule was as follows (Refer to Subsequent Events section for details of Hedging Facility settlement):

Metal	Maturity	Hedging Facility (Ounces)	Settled (Ounces)	Deliverable (Ounces)
Gold	2012	9,650	7,626	2,024
	2013	17,700	-	17,700
	2014	9,276	-	9,276
		36,626	7,626	29,000

Deferred revenue decreased to $9,583,808 (2011 - $11,564,623) from the delivery of 5,278 gold ounces to Sandstorm Gold Ltd.

Asset retirement obligations increased to $3,033,939 (2011 - $3,025,742), from an accretion charge.

Liquidity Outlook for the remainder of 2012

The Company’s cash and cash equivalents balance, and the cash flow expected to be generated from the operation of the Santa Elena Mine, are anticipated to be sufficient to meet the planned development and operating activities of the Company for the remainder of 2012.

The significant expected expenditures for the fourth quarter of 2012 include the following;

●
Santa Elena Mine and Expansion Project – underground decline, mill design, two PFS studies (Cruz de Mayo Project and Santa Elena underground operation with mill) on the Expansion Project, potential down payments for mill and tanks, contractor deposits for underground work, and operational capital costs, all of which could total $10 million.

●	Santa Elena Mine underground reserve delineation and expansion drilling - $3 million of exploration expenditures.

●	La Joya Project - $1 million of exploration expenditures and revised resources costs in preparing a NI43-101 Technical Report.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

OUTSTANDING SHARE CAPITAL

Capital stock

a)	Unlimited number of common shares without par value

b)	Unlimited number of preferred shares without par value (none outstanding)

As at September 30, 2012, SilverCrest had 89,736,379 common shares outstanding. In addition, SilverCrest had 6,116,000 outstanding share purchase options and 3,010,300 outstanding share purchase warrants which, if exercised, would result in fully diluted common shares outstanding of 98,912,679.

At the date hereof, SilverCrest has 105,867,129 common shares outstanding. In addition, SilverCrest has 6,065,000 outstanding share purchase options and 510,000 outstanding share purchase warrants which, if exercised, would result in fully diluted common shares outstanding of 112,442,429.

Common shares outstanding increased by 16,080,750 from the issuance of 13,529,750 common shares relating to the prospectus offering, the exercise of 2,555,200 share purchase warrants and 50,000 share purchase options.

COMMITMENTS

The Company has entered into a number of contractual commitments related to design and acquisition of plant and equipment for the Santa Elena Expansion Project. At September 30, 2012, these commitments totalled approximately $2,100,000 ($1,400,000 paid), all of which are expected to fall due over the next 12 months (Refer to Subsequent Events section for details of new commitments).

OFF BALANCE SHEET ARRANGEMENTS

As at September 30, 2012, the Company had no off balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with related parties during the nine months ended September 30, 2012:

Legal Fees

Paid or accrued $140,237 (2011 - $102,516) for legal fees, which were included in professional fees and $Nil (2011 - $109,358) for share issuance costs to a law firm of which an officer of the Company is a partner.

Key Management Compensation

	2012	2011
Salaries and short-term benefits	$593,717	$517,765
Directors' fees	64,632	48,580
Share-based payments	394,537	731,350
	$1,052,886	$1,297,695

Other transactions

Paid $107,238 (2011 - $62,860) for technical and administrative services to close members of the families of individuals who are part of key management personnel.

PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates property acquisition transactions and, in some cases, makes proposals to acquire such properties. These proposals, which are usually subject to Board, regulatory and, sometimes, shareholder approvals, may involve future payments, share issuances and property work commitments. These future obligations are usually contingent in nature, and generally the Company is only required to incur the obligation if it wishes to continue with the transaction. As of this date, the Company has a number of possible transactions that it is examining. Management is uncertain whether any of these proposals will ultimately be completed.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC
FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash, cash equivalents, short term investments, amounts receivable, taxes receivable, accounts payable and accrued liabilities, long term debt, and derivative instruments. They are initially recorded at amounts that approximate their fair values.

The Company is exposed to various financial instrument risks, and assesses the impact and likelihood of this exposure. These risks include liquidity risk, credit risk, foreign currency risk, interest rate risk and price risk. Where material, these risks are reviewed and monitored by the Board of Directors.

a.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company maintains adequate cash balances and credit facilities in order to meet short and long term business requirements, after taking into account cash flows from operations, and believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash is invested in business accounts with quality financial institutions, and which is available on demand for the Company’s programs, and is not invested in any asset backed commercial paper.

b.	Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet it contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents and taxes receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. Receivables are due primarily from government agencies in Canada and Mexico.

c.  Foreign Currency Risk

The Company operates in Canada, United States and Mexico, and is therefore exposed to foreign exchange risk arising from transactions denominated in a foreign currency. The operating results and the financial position of the Company are reported in United States dollars. The fluctuations of the operating currencies in relation to the United States dollar will, consequently, have an impact upon the reporting results of the Company, and may also affect the value of the Company’s assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

d.  Interest Rate Risk

The Company’s exposure to interest rate risk arises from the interest rate impact on its cash and cash equivalents and short term investments. The Company’s practice has been to invest cash at floating rates of interest, in cash equivalents and short term investments, in order to maintain liquidity, while achieving a satisfactory return for shareholders. There is minimal risk that the Company would recognize any loss as a result of a decrease in the fair value of any guaranteed bank investment certificates as they are held with large and stable financial institutions. At September 30, 2012, with all other variables unchanged, a 1 percentage point change in interest rates would not have a significant impact on the Company’s comprehensive earnings for the period.

e.  Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The commodity price risk could affect the completion of future equity transactions such as equity offerings and the exercise of stock options and warrants.  The Company closely monitors commodity prices of precious metals, individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company. In order to mitigate the commodity price risk, the Company, as a requirement under the Project Loan, entered into a gold price protection program (Refer to Subsequent Events section for details of full settlement of Hedging Facility).

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

CRITICAL ACCOUNTING ESTIMATES

The preparation of SilverCrest’s consolidated financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

The consolidated financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the financial position reporting date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Inventory – silver and gold in process

The Company records the cost of mined ore and material in the process of being converted to a saleable product as silver and gold in process inventory. Leach pad inventory is comprised of crushed ore from the mine that has been placed on a heap leach pad for processing. The quantity of silver and gold added to the leach pad is estimated based on tonnes placed on the pad and on assays of sample material and expected recoveries. The Company monitors the recovery from the leach pad and from production and may refine its estimate of silver and gold content in inventory from time to time.

Proven and probable reserves

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction are used in: the calculation of depletion expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the asset retirement obligations. SilverCrest estimates ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Mineral Properties

The cost of acquiring, exploring and developing mineral properties, and the cost to increase future output by providing access to additional reserves or resources, are deferred. After a mine commences production, these costs are depleted using the unit of production method.

The Company considers both internal and external sources of information in assessing whether there are any indicators that the Company’s mineral properties are impaired. External sources of information considered include changes in market conditions, the economic and legal environment in which the Company operates that are not within its control, and the impact these changes may have on the recoverable amount. Internal sources of information include the manner in which the mineral properties are being used or are expected to be used, and indications of the economic performance of the assets.

In estimating the recoverable amount of the Company’s mineral properties, management estimates the discounted future after-tax cash flows expected to be derived from the Company’s mineral properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, and reductions in the amount of recoverable reserves and resources could each result in a write-down of the carrying amount of the Company’s mineral properties.

Asset Retirement Obligations

Asset Retirement Obligations are estimated costs for the reclamation of the Company’s mine and mineral properties. These estimates include assumptions as to the time the reclamation work is to be performed, inflation rates and interest rates. The actual cost to reclaim a mine may vary from the estimated amounts because there are uncertainties in environmental remediation, change in timing of activities, change in inflation rates or cost of services, and potential changes in regulations or laws governing the reclamation of a mine. Management periodically reviews the reclamation requirements and adjusts the liability as new information becomes available, and will assess the impact of new regulations and laws as they are enacted.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

CRITICAL ACCOUNTING ESTIMATES

Derivative instruments

The Company’s derivative instruments are measured at fair value using valuation techniques, and, as a result, any changes in assumptions used to estimate the fair value could result in a change in fair value of the derivative instruments. The Company’s derivative instruments include the Hedging Facility with MBL.

Share based payments

The Company uses assumptions to determine the fair value of share based payments.

Income Taxes

The determination of current and deferred tax expense for future periods involves judgment as to the expected timing of reversals of deferred tax assets and liabilities, future earnings, and interpretation of laws in the countries in which the Company operates. The Company is subject to assessments by tax authorities who may interpret the tax law differently. These factors may affect the final amount or the timing of tax payments.

Foreign currency translation and functional currency

The Company considers the functional currency of its Canadian operations to be the Canadian dollar, and the functional currency of its Mexican mining operations to be the US dollar. The functional currency of each entity is determined after consideration of the primary economic environment of the entity. The presentation currency of the Company is the US dollar.

NEW STANDARDS NOT YET ADOPTED

The International Accounting Standards Board (“IASB”) issued the following pronouncements that are effective for years beginning January 1, 2013, or later and may affect the Company’s future financial statements.

IFRS 9, Financial Instruments, IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities, IFRS 13, Fair Value Measurement, IAS 32, Financial Instruments Presentation, IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine

These new and revised accounting standards have not yet been adopted by SilverCrest, and the Company has not yet completed the process of assessing the impact that they will have on its financial statements, or whether to early adopt any of the new requirements.

NON-IFRS PERFORMANCE MEASURES

The Company uses performance indicators that are not defined according to IFRS, such as “Cash cost per silver equivalent ounce sold”. These performance indicators are widely used in the mining industry. Nonetheless, they are in no way a standard prescribed by IFRS. The Company believes that some investors use these indicators, in addition to the financial information prepared in accordance with IFRS, to evaluate the Company's performance and its ability to generate cash. Consequently, this information must be considered supplementary and should not under any circumstances be regarded as a substitute for performance indicators prepared in accordance with IFRS.

The following table provides a reconciliation of cost of sales per the financial statements to cash cost per silver equivalent ounce sold:

Period ended September 30, 2012	Three months ended		Nine months ended
	2012	2011	2012	2011 (1)
Cost of sales	$4,239,773	$3,652,887	$13,151,191	$5,762,688

Silver ounces sold	152,088	96,631	416,598	166,957
Gold ounces sold	7,923	7,627	26,390	11,927

Ag:Au ratio (2)	51.2:1	53.2:1	53.9:1	50:1

Silver equivalent ounces sold (2)	558,185	502,402	1,836,767	757,584
Cash cost per silver equivalent ounce sold	$7.60	$7.27	$7.16	$7.61

(1) The nine months ended September 30, 2011, excludes the costs and ounces sold in the first quarter of 2011, as prior to April 1, 2011 operating revenues and expenses were capitalized to the Santa Elena Mine.

(2) Silver equivalent ounces consist of the number of ounces of silver production plus the number of ounces of gold production multiplied by the ratio of the spot gold price to the spot silver price at the quarter end dates.

SILVERCREST MINES INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and nine months ended September 30, 2012                     TSX.V:SVL   NYSE MKT:SVLC

CAUTIONARY STATEMENT AND DISCLAIMER

Readers of this MD&A are encouraged to read the “Risk Factors” contained in the Company’s Annual Information Form (“AIF”) dated April 25, 2012.  There have been no major changes from the reported risks factors outlined in this AIF. Important risk factors to consider, among others, are

●	Precious and base metal price fluctuations
●	Operating hazards and risks
●	Calculation of reserves and resources and precious metal recoveries
●	Uncertainty of funding
●	Substantial volatility of share price

Certain statements contained in this MD&A and elsewhere constitute “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated use of proceeds of the offering, anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this document is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction and in context with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis on any particular issue. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Information provided in this MD&A, including the unaudited condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future value for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying condensed consolidated interim financial statements. Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

QUALIFIED PERSON

Technical information contained in this MD&A has been prepared by or under the supervision of N. Eric Fier, CPG, P.Eng., who is a ‘Qualified Person’ for the purpose of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).